OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Next Future Transportation inc.

246 Race Street
San Jose, CA 95126

http://www.next-future-mobility.com

5000 shares of SAFE note

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

SAFE (Simple Agreement for Future Equity)

$20MM **Valuation Cap** | 18% **Discount**

Minimum $250 Investment

What is a SAFE?

A SAFE is an acronym that stands for "Simple Agreement for Future Equity" and offers you the right to future shares in our Company. The number of shares you will receive in the future will be determine at the next qualified equity financing, in which the Company issues stock to investors in a minimum aggregate amount of $1,000,000. The conversion price per share is either, (a) the Valuation Cap divided by the fully diluted capitalization, or (b) the price per share of Common Stock or Preferred Stock, as applicable, sold in an Equity Financing multiplied by the Discount Rate, whichever calculation results in a greater number of shares of Common Stock or Preferred Stock, as applicable.

For the purposes of the SAFE agreements, "Equity Financing" means the next sale (or series of related sales) by the Company of its equity Securities to one or more third parties following the date of the agreement from which the Company receives gross proceeds of not less than $1,000,000 with the principal purpose of raising capital.

Company	Next Future Transportation
Corporate Address	246 Race Street, San Jose, CA
Description of Business	Modular transportation system for mass transit
Type of Security Offered	SAFE note
Purchase Price of Security Offered	Enter price of security
Minimum Investment Amount (per investor)	$250

Perks

$250 — Your name will be listed on our website as a NEXT backer.

$500 — You will receive a NEXT blueprint poster.

$5,000 — You will receive a 3D-printed scale model of a NEXT vehicle.

$50,000 — You will receive a special ticket to be present to a private ride on a NEXT prototype.

$100,000 — You will receive a full scale static NEXT unit, usable as a futuristic caravan.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

NEXT is a unique modular transportation solution that allows people and goods to move among connected modules to dynamically optimize occupancy rate, travel time quality, implement services in motion. Customer Problem The world of transportation is in crisis with endemic traffic jams, pollution and underuse of cars an public transport. This leads wastage of human time and to an economic loss estimated by Forbes at over $700 Billion annually. We aim to provide for ease of commuter transit, seamlessly from door-to-door, such that the burden of daily transit disappears. Our solution provides for optimization of existing infrastructure such as roadways and freeways. Products & Services We are creating the world's first on-demand mass transit system. Our autonomous pods can pick up passengers. Our system of dynamic-connect, allows pods to become "bus-trains" that physically connect to consolidate passengers to increase occupancy rate and redistributing them to the pod heading to their destination to avoid much longer routes and intermediate stops. Passengers can carry on with other activities during transit, enabled by specialized service pods. Target Market The markets addressed are: 1. Fleet replacement for transit operators - in lieu of buses, reducing costs 2. Replacement of personal cars by personal pods - flexible, shareable 3. On-demand specialized services such as food, lodging, entertainment 4. Cargo movement from factories, warehouses, ports to stores and homes - specialized for applications such as UPS, FedEx, assembly operations, farm-to-store goods. Market is estimated at $42B by 2025 Business Model We have a strategy of systematic addition of value: Phase I - fleet replacement with human drivers in 2017-'18 Phase II - Modular autonomous operations for campuses, factories in 2018-'20 Phase III - Mass autonomous mass transit operations in 2020-'25 Phase IV - Specialized services such as restaurants, hotel units, office pods, cargo units NEXT will define, design, prototype and deliver for each segment and then license for manufacture. Customer Segments - Municipalities and public transportation companies, interested in highly innovative transportation solutions, in developed cities dealing with congestion and in new asian and middle-east cities where the self-driving version can be implemented. - Private users: NEXT modules will be sold directly as upgradeable electric vehicles, customizable on-demand. - Private fleets for specialized purposes such as UPS, Hilton, Disney Sales & Marketing Strategy Our sales and marketing strategy is well-defined: 1. Mass transit operators have a clear need to meet cost reductions, increase efficiency and reduce pollution during fleet replacement 2. Smart Cities have a requirement to define a future-proof solution for enabling transit methods for all segments of the population 3. Truck operators are looking for solutions that reduce human operator costs, increase hours of operation There is strong interest. Competitors The transportation industry is changing rapidly for personal and business transport. The focus is on electric operated autonomous fleets. We are very well positioned in this evolution. We are focused on "customized mass transit" and we are unique in this segment. Competitors are electric single unit buses and electric cars. We have a systematic, scalable, elastic, autonomous approach to mass transit. Adoption requires no new infrastructure. Competitive Advantage Our solution is complete with design, 3D CAD simulation, visualization, structural analysis and prototype manufacturing. We have written software that demonstrates the feasibility and practicality of our ideas. We have a first-mover advantage secured by extensive patent filings. Our vision has seen enormous traction as exemplified by our selection by the Dubai Future Foundation. We have customer requests from Germany, Middle East and the U.S.

The team

Officers and directors

Tommaso Gecchelin	CTO
Emmanuele Spera	CEO

Tommaso Gecchelin
Tommaso Gecchelin is Co-Founder and CTO of NEXT Future Transportation. Tommaso is an internationally recognized Physicist & Industrial Designer with advanced scientific skills in the fields of multi-variables complex systems statistical analysis and forecasting. He has an exceptional ability of applying his complex mathematical and science problem solving abilities towards developing innovative solutions. He is fundamentally committed to delivering global innovative solutions that lead to exponential change for society and the environment. Tommaso's professional experience includes work related to quantum physics, and the development of neural networks algorithms applied to stochastic analysis of human factor based systems. His applied experience includes groundbreaking initiatives in the areas of transportation and logistics optimization, stock trading pattern

recognition, and political decision making under uncertain conditions. The idea for NEXT was born out of Tommaso's passion for the Visual Arts in combination with his scientific curiosity. Tommaso has been fully committed to working on the development of NEXT since he launched the startup in 2014.

Emmanuele Spera
Dr. Emmanuele Spera is Co-Founder and CEO of NEXT Future Transportation. Emmanuele left a successful medical practice working in 2014 to realize his vision as an entrepreneur, and he has been fully committed to building NEXT in the United States. He brings a deep technical knowledge to NEXT, his skills are the result of over 20 years of IT management experience prior to his 15 year career in healthcare. Emmanuele has served in Director and CEO positions for innovative IT and Automotive companies in Europe. During his tenures, he led organizations through all aspects of management, resulting in an increase in revenues. Emmanuele is widely recognized as a Mobility and Transportation innovation thought-leader, he is a frequent speaker and guest at international technology and policy events and conferences. Based in the heart of Silicon Valley, he is an established member of the startup and innovation ecosystem.

Related party transactions

CEO Emmanuele Spera LOAN as December 31st 2016 was $21,314 and $10,000 has been paid January 2017 COO Tommaso Gecchelin LOAN as December 31st 2016 was $21,314 and $10,000 has been paid January 2017 after the resignation of Sridhar Jagannathan Tommaso took the position of CTO instead of COO CTO Sridhar Jagannathan LOAN as December 31st 2016 was $1,823 and has been paid in full in January 2017 and formally resigned 3/3/2017

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be unenforceable or ineffective.** One of the Company's most valuable assets is its intellectual property. We currently hold a design patent and there is a utility PCT patent pending. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to the improvement of our systems and solutions. Patents can be legally challenged, and resulting disputes may lead to delays in the company product and organizational timeline.
- **There are several potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established EV bus and known pod manufacturers who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no

assurance that competitors will not render our technology or products obsolete or that the Next modules developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **This is a brand-new company.** It has no history, no clients, no revenues. If you are investing in this company, it's because you think the Next modules are a good idea, that the IP Company will be able to secure the intellectual property rights to the Next modules and that the company will secure the exclusive marketing and manufacture rights to the Next modules from the IP Company, that we will be able to successfully market, manufacture and sell the Next modules, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable.
- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.** We estimate that we will require at least $14.5 million to commence commercial production of a first vehicle fleet. We believe that we will be able to finance the commercial production of the Next pods through pre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.
- **Ability to obtain additional capital financing.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.
- **The company valuation reflected in this document is based on assumptions which have not been professionally evaluated and audited.** No one can represent that t company is worth a specific amount. The decision to invest remains solely with you, the investor. In any case seek professional financial advise.
- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and Next modules has priced the services at a level that allows the company to make a profit and still attract business.
- **Mass production may compromise the current and anticipated performance of our product.** Although we currently have prototypes of our product, we plan to mass produce our Next modules. We will need to manufacture enough of our product to meet customer demands, however, mass production of our Next modules may negatively impact the current and anticipated performance of our product.
- **We have a small management team.** The company depends on the skill and experience of two individuals, Emmanuele Spera and Tommaso Gecchelin, who work for the company full-time. Our ability to raise sufficient capital may have

an impact on our ability to attract and hire the right talent.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Emmanuele Spera, 44.0% ownership, Common Stock
- Tommaso Gecchelin, 36.0% ownership, Common Stock

Classes of securities

- Common Stock: 8,032,000

Voting Rights

The holders of shares of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of our Common Stock, are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of any additional classes of preferred stock that we may designate in the future.

- KISS Note: 0

We have a KISS note in the amount of $200,000 as of the date of this Offering. Valuation of $20,000,000. The agreement provides the investor certain rights to future equity in the company with a 20% discount rate and a $20,000,000 valuation cap. The KISS note has a 12 month maturity date and bears a 3% interest.

Conversion Rights

KISS notes are convertible into shares of the company's Preferred Stock at the Next Equity Financing - the next sale (or series of related sales) by the Company of Preferred Stock following the date of issuance from which the Company receives gross proceeds of not less than $500,000.

Participation Rights

Pursuant to the KISS note entered into between the company and our investor, the Company gives the investor a right to purchase in future offerings on the same terms and for the same price up to the the participation amount (an amount equal to 2.5x times the total investment of the investor in the Company).

For purposes of the KISS note, "Next Equity Financing" means the next sale (or series of related sales) by the Company of Preferred Stock from which the Company receives gross proceeds of not less than $500,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales)).

What it means to be a Minority Holder

As a minority holder of SAFE agreements, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company.

Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of our MVP, which we do not anticipate occurring until end of 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

Financial Milestones

We have not yet generated any revenues and do not anticipate doing so untilwe have completed the design and development of our MVP and began taking advanced orders and deposits, which we do not anticipate occurring until at least the fourth quarter of 2018. Based on our forecast, with the liquidity of the anticipated fullraise amount, we can operate the business for 12-18 months without revenue generation.

For the next 12 months the company will be finalizing the construction of the POC prototypes and by mid-2018 we'll start assembling the MVP.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

To date, we have funded our operations primarily with the subscription proceeds from investments made by Angels and startup accelerators.

The company continues to seek private capital and explore all opportunities.

Indebtedness

$200,000 KISS note with Turn8 with a 3% interest 12 months maturity $20M Valuation cap Emmanuele Spera LOAN as December 31st 2016 was $21,314 and $10,000 has been paid January 2017 Tommaso Gecchelin LOAN as December 31st 2016 was $21,314 and $10,000 has been paid January 2017 Sridhar Jagannathan LOAN as December 31st 2016 was $1,823 and has been paid in full in January 2017

Recent offerings of securities

None

Valuation

$20,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6-8% total fee)	$600	$8000
Escrow Fees	$0	$0
Professional Fees	$0	$0

Net Proceeds	$9400	$99,000
Use of Net Proceeds:		
Loan Repayment	$2262.8	$20,000
Salaries	$1880	$29,000
R&D and Prototype	$2350	$27,000
Marketing and PR	$940	$2,000
Business Development and pre-Sales	$1967.2	$29,000
Total Use of Net Proceeds	$9400	$107,000

<u>Loan Re-payment (20%)</u>

Re-payment of outstanding loans will settle all current company loan obligation.

<u>Salaries (20%)</u>

Covering 6 months of company employee salaries.

<u>Technical developments of vehicle prototype (25%)</u>

Select improvements and testing

<u>Marketing and Public Relations (10%)</u>

Online marketing and public relations automation

<u>Business Development and pre-Sales (25%)</u>

Qualify and mature existing global pipeline of potential orders to pre-sales

We are seeking to raise a minimum of $10,000 (target amount) and up to $100,000 (overallotment amount) in this offering through Regulation Crowdfunding.If we manage to raise our overallotment amount of $100,000, we believe the amount will last us 3 months and plan to use the net proceeds of approximately $94,000 over the courseof that time as follows:

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Next Future Transportation inc.

[See attached]

I, EMMANUELE SPERA (Print Name), the CEO (Title of Officer) of NEXT FUTURE TRANSPORT. (Company Name), hereby certify that the financial statements of NEXT FUTURE TRANSPORTATION (Company Name) and notes thereto for the periods ending 31 DEC. 2015 (beginning date of review) and 31St. DEC. 2016 _____(End Date of Review) included in this Form C offering statement are true and complete in all material respects.

IN WITNESS THEROF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 04/19/2017 (Date of Execution).

_______________ (Signature)

CEO (Title)

04/19/2017 (Date)

NEXT FUTURE TRANSPORTATION INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 and 2015

NEXT FUTURE TRANSPORTATION INC.
Index to Financial Statements
(unaudited)

NEXT FUTURE TRANSPORTATION INC.
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

Next Future Transportation inc.
Balance Sheet
As of December 31, 2016

	Total
ASSETS	
Current Assets	
Bank Accounts	
BUSINESS CHECKING (7735)	$532
Total Bank Accounts	**$532**
Other Current Assets	
Prototypes	$24,489
Total Other Current Assets	**$24,489**
Total Current Assets	**$25,021**
Fixed Assets	
Accumulated Amortization	-$968
Other fixed assets	$7,919
Total Fixed Assets	**$6,951**
TOTAL ASSETS	**$31,972**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Loan Emmanuele	$21,314
Loan Sridhar	$1,823
Loan Tommaso	$21,314
Total Long-Term Liabilities	**$44,451**
Total Liabilities	**$44,451**
Equity	
Owner's Investment	$11,000
Retained Earnings	-$5,968
Stock Emmanuele	$440
Stock Others	$5,000
Stock Tommaso	$360
Net Income	-$23,311
Total Equity	**-$12,479**
TOTAL LIABILITIES AND EQUITY	**$31,972**

Wednesday, Apr 19, 2017 11:10:36 AM GMT-7 - Accrual Basis

Next Future Transportation inc.
Balance Sheet
As of December 31, 2015

	Total
ASSETS	
Current Assets	
Bank Accounts	
BUSINESS CHECKING (7735)	$1,770
Total Bank Accounts	**$1,770**
Other Current Assets	
Prototypes	$1,925
Total Other Current Assets	**$1,925**
Total Current Assets	**$3,695**
Fixed Assets	
Accumulated Amortization	-$440
Other fixed assets	$7,919
Total Fixed Assets	**$7,479**
TOTAL ASSETS	**$11,174**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Loan Emmanuele	$9,373
Loan Tommaso	$1,969
Total Long-Term Liabilities	**$11,342**
Total Liabilities	**$11,342**
Equity	
Retained Earnings	$0
Stock Emmanuele	$440
Stock Others	$5,000
Stock Tommaso	$360
Net Income	-$5,968
Total Equity	**-$168**
TOTAL LIABILITIES AND EQUITY	**$11,174**

Wednesday, Apr 19, 2017 11:17:09 AM GMT-7 - Accrual Basis

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

Next Future Transportation inc.
Profit and Loss
January - December 2016

	Total
Income	
Total Income	
Gross Profit	**$0**
Expenses	
Advertising & Marketing	$3,266
Amortization Expense	$528
Auto expense-gas	$2,080
Bank Charges & Fees	$30
Internet	$655
Job Supplies	$0
Legal & Professional Services	$2,513
Meals & Entertainment	$2,644
Office Supplies & Software	$1,896
Reimbursable Expenses	$3,134
Rent & Lease	$3,424
Taxes & Licenses	$489
Telephone	$786
Travel	$1,537
Utilities	$328
Total Expenses	**$23,311**
Net Income	**-$23,311**

Wednesday, Apr 19, 2017 11:20:35 AM GMT-7 - Accrual Basis

Next Future Transportation inc.
Profit and Loss
January - December 2015

	Total
Income	
Total Income	
Cost of Goods Sold	
Shipping	$142
Total Cost of Goods Sold	**$142**
Gross Profit	**-$142**
Expenses	
Amortization Expense	$440
Dues & subscriptions	$222
Legal & Professional Services	$390
Office Supplies & Software	$191
Taxes & Licenses	$25
Travel	$4,557
Total Expenses	**$5,826**
Net Income	**-$5,968**

Wednesday, Apr 19, 2017 11:23:12 AM GMT-7 - Accrual Basis

NEXT FUTURE TRANSPORTATION INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	Common Stock								
	Shares		Amount		Additional Paid-in Capital		Accumulated Deficit		Total Stockholders' Equity (Deficit)
February 27th 2015	-		-		-		-		-
Founders Stocks	8,000,000		800		-		-		800
Shared Issued for Cash	10,000		10		4,990				5,000
Net income (loss)	-		-		-		(5,968)		(5,968)
December 31st 2015	8,010,000	$	810	$	4,990	$	(5,968)	$	(168)

	Common Stock								
	Shares		Amount		Paid-in Capital		Accumulated Deficit		Stockholders' Equity (Deficit)
January 1st 2016	8,010,000		810		4,990		(5,968)		(168)
Shared Issued for Cash	22,000		22		10,978				11,000
Net income (loss)	-		-		-		(23,311)		(23,311)
December 31st 2016	8,032,000	$	832	$	15,968	$	(29,279)	$	(12,479)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

Next Future Transportation inc.
Statement of Cash Flows
January - December 2016

	Total
OPERATING ACTIVITIES	
Net Income	-$23,311
Adjustments to reconcile Net Income to Net Cash provided by operations:	$0
Prototypes	-$22,564
Accumulated Amortization	$528
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$22,036**
Net cash provided by operating activities	**-$45,347**
FINANCING ACTIVITIES	
Loan Emmanuele	$11,941
Loan Sridhar	$1,823
Loan Tommaso	$19,345
Owner's Investment	$11,000
Net cash provided by financing activities	**$44,109**
Net cash increase for period	**-$1,238**
Cash at beginning of period	$1,770
Cash at end of period	**$532**

Wednesday, Apr 19, 2017 11:39:51 AM GMT-7

Next Future Transportation inc.
Statement of Cash Flows
January - December 2015

	Total
OPERATING ACTIVITIES	
Net Income	-$5,968
Adjustments to reconcile Net Income to Net Cash provided by operations:	$0
Prototypes	-$1,925
Accumulated Amortization	$440
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$1,485**
Net cash provided by operating activities	**-$7,453**
INVESTING ACTIVITIES	
Other fixed assets	-$7,919
Net cash provided by investing activities	**-$7,919**
FINANCING ACTIVITIES	
Loan Emmanuele	$9,373
Loan Tommaso	$1,969
Stock Emmanuele	$440
Stock Others	$5,000
Stock Tommaso	$360
Net cash provided by financing activities	**$17,142**
Net cash increase for period	**$1,770**
Cash at end of period	**$1,770**

Wednesday, Apr 19, 2017 11:44:24 AM GMT-7

NOTE 1 – NATURE OF OPERATIONS

Next Future transportation Inc. was formed on 02/27/2015 ("Inception") in the State of Delaware. The financial statements of Next Future transportation Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Jose CA.

NEXT Future Transportation is a road transportation system based on electric modular vehicles. The modules are able to physically connect/disconnect to each other creating a bus-like walkable open space that allows people and goods to move from one module to another. This unique feature realizes the huge pent-up demand potential that efficiency optimization represents, both in a human driving scenario and a self-driving one.

What drives the development of this system is not only the pursuit of efficiency, but also the search for sustainability in the transportation market. Since the NEXT system doesn't require any new road or travel infrastructure, these modular vehicles make it possible to radically optimize logistics and satisfy future passengers needs, all while unlocking the potential of self-driving technology. Also, its scalable ecosystem allows complete travel personalization.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of transportation modules when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.0001.

NOTE 5 – RELATED PARTY TRANSACTIONS

CEO Emmanuele Spera LOAN as December 31st 2016 was $21,314 and $10,000 has been paid January 2017

COO Tommaso Gecchelin LOAN as December 31st 2016 was $21,314 and $10,000 has been paid January 2017 after the resignation of Sridhar Jagannathan Tommaso took the position of CTO instead of COO

CTO Sridhar Jagannathan LOAN as December 31st 2016 was $1,823 and has been paid in full in January 2017 and formally resigned 3/3/2017

NOTE 6 – SUBSEQUENT EVENTS

We signed a $200,000 KISS note with Turn8 with a 3% interest and a 12 month maturity with $20M Valuation cap.

The Company has evaluated subsequent events that occurred after December 31, 2016 through April 19, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Next Future Transportation is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.


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next

Next Future Transportation

Autonomous Modular Mass Transit Solution

Small OPO · San Jose, CA · Transportation
Accepting International Investment

53
Days Left

20
Investors

$13,500.00
Raised of $10K - $100K goal

Invest Now

$250.00 minimum investment


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Who Needs Flying Cars When You Have NEXT?

Invest in NEXT Future Transportation

"At an increasingly unsustainable rate, humans continue to burn through the planet's one-time energy windfall, particularly with respect to the consumption of fossilized fuels. Furthermore, our roads and highways become more congested by the day, contributing to a lower quality of life at best, and the loss of life at worst. With the necessity of vehicle ownership non-negotiable for most, solutions to the above problems are not easy to come by.

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NEXT Future Transportation was founded to offer solutions. We are developing an advanced, smart, and modular transportation system that's designed to reduce pollution, commute time, traffic fatalities, trip costs, and road congestion.

We are developing a modular transportation system that's designed to transform travel into a useful time, resulting in economic, social, and time





benefits. **Simply, we want to make the future of transportation "Life in Motion".**

While carpooling and self-driving vehicles can help, they aren't enough. The world needs public transportation that realizes its fullest potential. The intention of NEXT's modular vehicles is that they optimize public transportation by dynamically redistributing passengers. This wi precise control over occupancy rates, time to destination, and energy consumption.

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Additionally, NEXT intends to transform the experience of travel by providing in-motion on-demand services (such as food and drink) delivered at will.

Recently, we created two 1/10th scale working prototypes and demonstrated them to the ruler of Dubai, HH Mohammed bin Rashid Al Maktum. Impressed by the presentation and our technology's potential, he signed for a pilot project in Dubai. **We are now close to completing two actual-size working units, to demonstrate the full functionality of our prototypes.**

> This is just the start. Your investment wi allow us to ramp up our efforts and to reach mass production. Help disrupt and revolutionize transportation with our scalable and modular smart mobility solution!"

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- Tommaso Gecchelin
Founder, Inventor, CTO

INVESTMENT

SAFE (Simple Agreement for Future Equity)

$20M valuation cap| 18% Discount

Minimum $250 Investment

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What is a SAFE?

A SAFE is an acronym that stands for "Simple Agreement for Future Equity" and offers you the right to future shares in NEXT Future Transportation. The number of shares you will receive in the future will be determined at the next qualified equity financing, in which NEXT Future Transportation issues stock to investors in the minimum aggregate amount of $1,000,000. The conversion price per share is set based on the price per share in that qualified equity financing. We have modified the standard Y Combinator SAFE to comport with Regulation Crowdfunding.

Perks

$250 — Your name will be listed on our website as a NEXT backer.

$500 — You will receive a NEXT blueprint poster.

$5,000 — You will receive a 3D-printed scale model of a NEXT vehicle.

$50,000 — You will receive a special ticket to be present to a private ride on a NEXT prototype.

$100,000 — You will receive a full scale static NEXT unit, usable as a futuristic caravan.

How We Arrived at the NEXT Step

"My personal obsession with transportation began decades ago. I was struck by an idea while traveling, worrying about the immense inefficiency in the way that we humans are literally burning through our fossil energy inheritance.

What if I could 'hook' onto the car in front of me? We could share the pull of an engine (not to mention that I wouldn't have to drive) and outcompete (i.e., run more cheaply than) all these other vehicles using their 'single-serve' engines.

For years this idea burned in my head as I schemed about various (what I would come to learn later were) 'vehicular platooning' systems. Lacking the requisite engineering, capital, regulatory, legal, and cultural expertise to singularly execute this 'fever dream', I found Next Future and struck up a collaboration.

My goal is to enable humans to realize sustainable living as fast as possible, and I'm willing to do all of this gratis if it gets humans heading toward sustainability more quickly. This effort I engage in is, in the words of Buckminster Fuller, 'the property of all humanity'."

- Chris Briggs
Program Manager



NEXT has the potential to transform the world of transportation by creating a physical network of modular vehicles that allow passengers to live "Life in Motion".

What NEXT Has Accomplished So Far...



Since our founding in 2015, development of our unique and disruptive transportation solution has been incredibly rapid.

First, we developed and manufactured two 1:10 scale working prototypes. With these, we successfully tested docking and undocking in motion capabilities, collective vehicle steering and our self-drivin

Next, we manufactured two full-scale units. These demonstrated the roominess of our cabins' interiors as well as material quality and robustness of the final vehicle.

Finally, **we completed the first fully-functional drivetrain (engine), which will be installed on the base of the full-scale cabin we've already made.** With your investment, we can complete this work and manufacture the second functional unit. In turn, this will allow us to immediately begin the industrial phase scaling process.

Traction and Success

- Featured on **Wired, The Guardian, CNN**, and more!
- Featured by **HH Dubai Sheikh Mohammed bin Rashid Al Maktoum**
- Signed a **contract for a pilot project in Dubai** with the RTA (Road Transportation Authority)
- Part of Dubai's vision to **make driverless transportation a reality by 2030**
- **39th on 50 most intelligent things list**
- Participated in the most important tech and mobility fairs in the world: **IAA Frankfurt 2015, Innotrans Berlin 2016, Gitex Dubai 2016**

NEXT Modules: The Future of Transportation



NEXT Unit **Smart Dimensions**


6 people in the length of a Smart?
With next you can!
A single next module can fit 6 people sitting plus 4 standing.
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NEXT modules have been designed to efficiently maximize space. They provide enough room for six people to sit comfortably while four stand. **This allows for each module to transport ten people** in a vehicle that has a traffic footprint that's **less than half the size of other self-driving and modular vehicles.**

NEXT **Redistributing Capability**



In full use, we intend for our vehicles to be able to physically con disconnect in motion, allowing passengers and cargo to redistribut inside, like inside a single open space. They can consolidate in fewer units to **minimize traffic** and price and/or redistribute in multiple units heading to passengers destinations, to **cut travel time** and avoid intermediate stops.

NEXT: The First Disruption in Public Transportation

The public transportation systems that we know today have remained largely unchanged for the past 120 years. As such, they've failed to keep pace with the changing needs, demands and environmental considerations of our contemporary world.

Public transportation is a sector that needs to be disrupted, and that's just what NEXT aims to do. **Our modules are intended to drive autonomously on regular roads and join together and detach even while in motion.** When joined, the doors between modules fold, creating a walkable open space between modules.

These key features are the reason why **NEXT is radically different and not at all comparable to other 'disruptive' projects in the public transportation sector.** These projects, including folding cars (Hiriko and others), Rinspeed Micromax and other modular roadtrain systems rely on new dedicated infrastructures. **NEXT modules work with transportation infrastructure that's already in place.**



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The Problems We Confront NOW



Congestion

In urban centers around the world, traffic congestion is creating a growing number of problems. Not only does it add to the stress of day-to-day lives, it is also creating stresses on productivity and economies.



Pollution

Every year, the negative impact of human industry upon the environment is becoming more evident. Unsurprisingly, private automobile usage and the consumption of fossil fuels are primary drivers of this growing issue.



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Inefficiency

Public transportation systems play an important role in combating these aforementioned problems. However, without an ability to scale to the changing demand, these systems are not ultimately as efficient as they should be.

The Solutions We'll Deliver NEXT



On-Demand Comfort

NEXT vehicles will provide passengers with incredible comfort and the opportunity to make better use of their commute time. Because they don't have to attend to the driving, the commuter is freed to engage in their preferred business, leisure, or social activity.



Clean Air

Making use of both hybrid and fully electric engines, NEXT vehicles will have a significantly smaller environmental footprint than traditional busses. When deployed in force, this will put a significant dent in urban pollution.



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Modular Scaling

Even though public transportation can be very efficient at times, it does not go far enough. Scaling to meet demand, NEXT modularity will allow public transportation systems to always operate at peak efficiency.

The NEXT Full-Scale Units

The creation of two NEXT full-size units is the first major step to seeing NEXT utilized in society. As our small scale prototypes have demonstrated, the full scale units are intended to bring modularly, connecting, and disconnecting to the roads of the future.


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Specs

- **Dimensions:** L: 272 cm (188cm when coupled), H: 282 cm, W: 250 cm
- **Internal Space:** The minimum walkable surface without seats is about 4.5 square meters
- **Electric Drivetrain:** Front traction, 2 electric motors 7kW peak power
- **Maximum Speed:** 60 km/hr (single module), 130 km/hr (coupled modules)
- **Battery Range:** ~160 km range (suggested 60kWh)
- **Battery Charging System:** regular “rapid charging” electric plug 22 or 43 kW (3-phase, 63A) (inductive charging optional)
- **Passenger Capacity:** 10 passengers with 6 seated and 4 standing (14 maximum with no seats and 4.6 square meters of walkable space)
- **Hybrid-Driving Capability:** Human driving within regular car traffic to allow higher speed and safety in terms of regulatory limits (semi-autonomous driving system is used for parking, joining and detaching of modules in the parking/stations areas)

- **Air Conditioning:** Each unit is equipped with its own AC system
- **Embarking Platform:** A folding stair system is automatically released to embark passengers, and a linear raising platform can be added to accommodate wheelchairs and to assist disabled passengers
- **Joining System:** Up to 7 units can join together electro-mechanically
- **Steering radius:** 4 meters for a single unit and up to 8 meters when 7 units are connected
- **Sliding doors:** Front and back automatic sliding doors allow embarking and disembarking and for module-to-module passengers redistribution
- **Future possible add-ons:** Solar panels on top, in-motion battery swap, inductive charging, level-4 complete self-drive


KOMATSU
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Careem
Yalla let's go!
RTA

Investing in a New Form of Transportation

We are entering the smart mobility and self-driving market space. Based on analysis, **this market space is currently worth more than $500 billion** (Forbes). The market is still fluid, and there are many players at the moment. Most of them, though, are pushing for generic self-driving technologies that can be embedded in regular cars or minibuses.

While beneficial, the technologies of our competitors do not go far enough. Our competitive strategy is to create a completely new kind of vehicle, a brand new hardware that leverages the full advantage of self-driving technology. Adoptable from day one, NEXT modules can massively optimize traffic and consumption even while in the hybrid- or human-driving stage.

The Market of the Commute

Economic Problems
Traffic jams caused by under-occupied vehicles create a number of economic headaches. By helping to dramatically reduce this inefficiency, NEXT can alleviate economic difficulties for individuals, municipalities and businesses alike. **In the U.S. alone, this could result in $121 billion in fuel cost savings,** provided the technology increases the current vehicle occupancy rate to 75% (Source: IEA ENERGY.GOV).

Social Problems
Commuters lose an incredible amount of time (and their lives) to driving and traffic. Even those who take today's forms of public transportation most often find that what exists today is not suitable for comfort, much less accomplishing work while on the go.

All of this leads to a loss in quality of life for many individuals. On an economic scale, this also leads to a massive loss in productivity. Through wide adoption, **NEXT modules can help to recoup much of the estimated $422 billion per year that's lost to commuting and uncomfortable public transportation options** (Source: Morgan Stanley Research).

A Reasonable Goal
In the coming years, NEXT aims to replace 30% of the old public transportation fleets in just 5 large cities: Dubai, Abu Dhabi, Singapore, Shanghai, Hong Kong. **Accomplishing the goal would result in a net income of roughly $25 billion.**

To achieve this goal, NEXT would need to realize a vehicle production capability of just 50,000 units per year. This is roughly the same number of vehicles that were produced by Tesla in 2016.



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The NEXT Team



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2012



First Next concept introduction

Tommaso thesis for BA in Industrial Design

March 2015

next

Next Incorporation

It was the time to start creating the future of transportation!

May 2015



First autonomous drive tests

First indoor autonomous drive tests with 1:10 vehicles.

May 2016



First Full scale prototype assembled

First full scale vehicle made in Silicon Valley with carbon steel frame and cabine made with aluminum and plastic panels.

August 2016



Time to move to Dubai

Officially accepted into the Dubai Future Accelerators program among 2230 startup globally!

October 2016



Two full scale vehicles presented at Innotrans exhibition in Berlin

Still missing the powertrain but we are close!!

May 2017



Custom POC powertrain

First public sneak peek of a Next powertrain.

May 2018



Full featured MVP prototypes

Custom drivetrain + automatic joining + self driving

July 2018



First Safety Testing

First safety and crash testings.

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In the Press

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Meet the Founders



Tommaso Gecchelin

CTO



Emmanuele Spera

CEO

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Tommaso Gecchelin is Co-Founder and CTO of NEXT Future Transportation. Tommaso is an internationally recognized Physicist & Industrial Designer with advanced scientific skills in the fields of multi-variables complex systems statistical analysis and forecasting. He has an exceptional ability of applying his complex mathematical and science problem solving abilities towards developing innovative solutions. He is fundamentally committed to delivering global innovative solutions that lead to exponential change for society and the environment. Tommaso's professional experience includes work related to quantum physics, and the development of neural networks algorithms applied to stochastic analysis of human factor based systems. His applied experience includes groundbreaking initiatives in the areas of transportation and logistics optimization, stock trading pattern recognition, and political decision making under uncertain conditions. The idea for NEXT was born out of Tommaso's passion for the Visual Arts in combination with his scientific curiosity. Tommaso has been fully committed to working on the development of NEXT since he launched the startup in 2014.

Dr. Emmanuele Spera is Co-Founder and CEO of NEXT Future Transportation. Emmanuele left a successful medical practice working in 2014 to realize his vision as an entrepreneur, and he has been fully committed to building NEXT in the United States. He brings a deep technical knowledge to NEXT, his skills are the result of over 20 years of IT management experience prior to his 15 year career in healthcare. Emmanuele has served in Director and CEO positions for innovative IT and Automotive companies in Europe. During his tenures, he led organizations through all aspects of management, resulting in an increase in revenues. Emmanuele is widely recognized as a Mobility and Transportation innovation thought-leader, he is a frequent speaker and guest at international technology and policy events and conferences. Based in the heart of Silicon Valley, he is an established member of the startup and innovation ecosystem.

And the Rest of the Team



Davide Savà

IT Engineering

Davide is a computer scientist with expertise in Robotics, and he's part of the R&D Italian team of the Mars European Rover Challenge. Passionate and talented, he is developing vehicle tracking and fleet management software for Next, sharing his expertise in programming and his acumen for coding team management with his vision and love for the project.



Nicola Ristè

Head of Robotics

Nicola has a Master Degree in Information Technology Engineering from University of Padua and experience in programming Robotics, Computer Vision and Automation Systems. He collaborated as Software Designer and Integrator with the C.I.S.A.S. "Giuseppe Colombo" Lab. to autonomous robots projects in areas regarding vision and navigation sytems both hardware and software.



Federico Bernabei

Vehicle Engineering

Federico has a Master in automotive engineering and a bachelor in mechanical engineering. He is specialized in advanced vehicle dynamics, designing, testing. Worked for Hyundai Motorsport GmbH as design and calculation engineer and for the TuGraz Racing team as suspension designer and test driver. Expert in automotive structural design, optimization, prototyping and also in vehicle dynamics and systems.



Chris Briggs

Program Manager

As a Technician and former Science Educator, Chris Briggs continues his refinement as a Communicator, Transportation Activist, and Generalist by evaluating the intersecting issues underlying science, technology, and society. A former Biology/Chemistry educator, Chris has done extensive work in science interpretation and human communication, helping to create and shape an innovative and unique school focused on experience, inquiry, and collaboration.

Offering Summary

SAFE (Simple Agreement for Future Equity)

$20MM **Valuation Cap** | 18% **Discount**

Minimum $250 Investment

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What is a SAFE?

A SAFE is an acronym that stands for "Simple Agreement for Future Equity" and offers you the right to future shares in our Company. The number of shares you will receive in the future will be determine at the next qualified equity financing, in which the Company issues stock to investors in a minimum aggregate amount of $1,000,000. The conversion price per share is either, (a) the Valuation Cap divided by the fully diluted capitalization, or (b) the price per share of Common Stock or Preferred Stock, as applicable, sold in an Equity Financing multiplied by the Discount Rate, whichever calculation results in a greater number of shares of Common Stock or Preferred Stock, as applicable.

For the purposes of the SAFE agreements, "Equity Financing" means the next sale (or series of related sales) by the Company of its equity Securities to one or more third parties following the date of the agreement from which the Company receives gross proceeds of not less than $1,000,000 with the principal purpose of raising capital.

Company	Next Future Transportation
Corporate Address	246 Race Street, San Jose, CA
Description of Business	Modular transportation system for mass transit
Type of Security Offered	SAFE note
Purchase Price of Security Offered	Enter price of security
Minimum Investment Amount (per investor)	$250

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Perks

$250 — Your name will be listed on our website as a NEXT backer.

$500 — You will receive a NEXT blueprint poster.

$5,000 — You will receive a 3D-printed scale model of a NEXT vehicle.

$50,000 — You will receive a special ticket to be present to a private ride on a NEXT prototype.

$100,000 — You will receive a full scale static NEXT unit, usable as a futuristic caravan.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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VIDEO TRANSCRIPT (Exhibit D)

Example - We love to Dream and we wish our dreams were real. Video transcript information here, transcript here, more info about the company. Wow this is amazing, I can't believe how easy it is to use. We love to Dream and we wish our dreams were real. Video transcript information here, transcript here, more info about the company. Wow this is amazing, I can't believe how easy it is to use.We love to Dream and we wish our dreams were real. Video transcript information here, transcript here, more info about the company. Wow this is amazing, I can't believe how easy it is to use. We love to Dream and we wish our dreams were real. Video transcript information here, transcript here, more info about the company. Wow this is amazing, I can't believe how easy it is to use.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the

offering deadline.

- Offerings under Rule 506(c) may only be conducted if the issuer, in its filed Form C, has identified to investors under Regulation Crowdfunding that it may choose to run a 506(c) offering during or after the Regulation Crowdfunding offering. Such language is now included in the StartEngine Investing Process, filed with every Form C. Issuer must also disclose, in the Risk Factors and Discussion of the Liquidity and Capital Resources sections, that it will be raising additional funds from investors in the future.

Minimum and Maximum Investment Amounts

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